Exhibit 99.2

BAYTEX REPORTS ELECTION OF DIRECTORS

CALGARY, ALBERTA (May 15, 2013) - Baytex Energy Corp. (TSX, NYSE: BTE) reports that the nominees listed in its Information Circular-Proxy Statement for the 2013 Annual and Special Meeting of Shareholders were elected as directors. Detailed results of the vote for the election of directors held at the Annual and Special Meeting on Tuesday, May 14, 2013 are set out below.

Name of Nominee	Votes For		Votes Withheld
	#	%	#	%
James L. Bowzer	51,589,536	89.4	6,086,850	10.6
John A. Brussa	39,898,289	69.2	17,778,097	30.8
Raymond T. Chan	48,028,066	83.3	9,647,420	16.7
Edward Chwyl	51,828,571	89.9	5,846,915	10.1
Naveen Dargan	51,819,473	89.9	5,856,913	10.1
R.E.T. (Rusty) Goepel	57,411,510	99.5	264,876	0.5
Gregory K. Melchin	57,414,295	99.5	262,091	0.5
Dale O. Shwed	50,014,976	86.7	7,661,410	13.3

For complete voting results, please see our Report of Voting Results which will be available shortly through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 89% of Baytex's production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytex.ab.ca or contact:

Brian Ector, Vice President, Investor Relations

Toll Free Number: 1-800-524-5521
Email: investor@baytex.ab.ca